Exhibit 1.02

Conflict Minerals Report of China Yuchai International Limited

For the Year Ended December 31, 2013

This is the Conflict Minerals Report (“Report”) of China Yuchai International Limited (“CYI”) for the year ended December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, to implement reporting and disclosure requirements on all SEC registrants (including foreign issuers) about the use of specified “conflict minerals” emanating from the Democratic Republic of Congo and nine adjoining countries, in their products.

The terms used in this Report are as defined in Rule 13p-1, Form Statutory Declaration (“Form SD”) and the 1934 Act Release No. 34-67716 unless otherwise defined herein.

This Report prepared by the management of CYI includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated. CYI engaged the services of an independent third party (“Advisor”) to advise on the implementation of the Rule across the CYI Group. This Report has not been subject to an independent private sector audit.

Company and Product Overview

CYI is one of the largest engine manufacturers in China. It engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. It also produces diesel power generators. The engines produced range from diesel to natural gas and hybrid engines over 14 engine platforms. A listing of the engine models produced in financial year 2013 is set out in Table 1 of this Report.

CYI manufactures the engine blocks, cylinder heads, crankshaft, camshaft and certain other key parts of the engines with the remaining engine parts supplied by third party suppliers. It purchases raw materials, principally scrap steel and cast iron, from domestic suppliers and certain engine components such as the electronic combustion system and its software, and the exhaust after-treatment system are imported from foreign suppliers. In addition, different alloys and additives such as tin, zinc, magnesium, and manganese are utilized during the manufacturing process. Further to the conduct of an analysis of our engine products produced in financial year 2013, we concluded in good faith that certain Conflict Minerals which are necessary to the functionality or production of our engines are used in the manufacturing process.

Reasonable Country of Origin Inquiry

We conducted a reasonable country of origin inquiry (“RCOI”) on our suppliers using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative reporting template (“Reporting Template”), to determine whether any of the Conflict Minerals that are not from recycled or scrap sources, originated in the Covered Countries. The inquiry requested our direct suppliers to identify the smelters and refiners and the countries of origin of any Conflict Minerals supplied to us. A total of 164 suppliers were sent the Reporting Template and a database established, with the assistance of our Advisor, to collate the responses and conduct further analysis on relevant follow up action.

Although we have received responses from approximately 89% of our suppliers as of the date of this filing, it will take time for many of our suppliers to verify the origin of the Conflict Minerals supplied to us including sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We rely, to a large extent, on our suppliers in the RCOI and as a result, certain information provided may be inaccurate or incomplete and hence subject to further verification.

Based on the RCOI and responses in the Reporting Template received from its suppliers, a list of the smelters supplying the identified Conflict Minerals to us which was used in our engine products is set out in Table 2.

Due Diligence Program

CYI also conducted due diligence based on the Second Edition of the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) in order to determine the source and chain of custody of Conflict Minerals used in its engine products derived from the Covered Countries that are not from scrap or recycled sources.

A summary of the due diligence measures that we undertook in order to comply with the Rule were:

1.	Establish company management system

(a)	Established an internal working team comprising of personnel from various departments, namely, purchasing, procurement, research and development, technical, operations and legal and providing regular updates to our management and Board of Directors;

(b)	Instituted regular weekly meetings with our Advisor in relation to the implementation of the Rule across the CYI group including advising on a system for the conduct of the RCOI, the requisite elements of a risk management framework and processes to be instituted and disclosure requirements of the Conflict Minerals Report covering financial year 2013; and

(c)	Documented and maintained records of our due diligence measures undertaken and minutes of all weekly meetings with our Advisor.

2.	Identify and assess risks in our supply chain

(a)	Identified direct suppliers that supply Conflict Minerals or products that may contain Conflict Minerals;

(b)	Conducted a supply chain inquiry using the Reporting Template requesting our direct suppliers to identify smelters and the country of origin of the Conflict Minerals that are used in the engine products; and

(c)	Following up with suppliers that failed to return the completed Reporting Template within the given timeline as well as clarifying on incomplete responses received.

3.	Response Strategies to Identified Risks

We identified and considered the risks arising from our due diligence measures and communicated our findings to our management and Board of Directors.

4.	Audit of Smelter’s Due Diligence Practices

We compared the smelters identified from the RCOI as set out in Table 2 against the certified Conflict Free Smelters list issued by the Conflict-Free Sourcing Initiative and both of them are considered to be conflict free.

In the next compliance period covering the financial year 2014, CYI intends to continue with its due diligence efforts in accordance with the criteria set forth in the OECD Guidance, such as the development of a conflict minerals policy, continuing to communicate with our suppliers and establish a due diligence compliance process towards preventing the use of Conflict Minerals necessary to the functionality or production of our products that finance or benefit armed groups in the Covered Countries.

Table 1

The table below lists the engine models produced by us in financial year 2013.

Trucks

YC4D, YC4E, YC4F, YC4FA, YC4DN, YC4S, YC6A, YC6J, YC6JN, YC6K, YC6KN, YC6L, YC6MK, YC6MKN, YC6G, YC6GN, YC6LN, YC4BJ, YC6M.

Bus

YC6MK, YC6MKN, YC6L, YC6J, YC6JN, YC6G, YC6GN, YC6LN, YC6M, YC6K, YC6KN, YC6A, YC4G, YC4GN, YC4E, YC4D, YC4DN, YC4FA, YC4F, YC4S

Construction

YC4A, YC4B, YC4D, YC4DN, YC4F, YC4G, YC4GN, YC6B, YC6J, YC6JN, YC6G, YC6L, YC6LN, YC6MK, YC6M, YC6A

Agriculture

YC4A, YC4B, YC4F, YC6A, YC6B, YC4D, YC6J, YC6L

Marine

YC4D, YC4G, YC6M, YC6A, YC6T, YC6C, YC6CL, YC6J, YC6L, YC6MK, YC6MJ

Power Generator

YC4D, YC4G, YC6A, YC6G, YC6L, YC6LN, YC6M, YC6MJ, YC6T, YC6C, YC6CL, YC6MKN, YC6K, YC6KN, YC6MK

Passenger Vehicle

YC4F, YC4W

Table 2

The table below lists the smelters identified by our suppliers processing the Conflict Minerals contained in our engine products

Metal	Smelter Name	Country
Tin	GeJiu Zi-Li	China
Tin	Yunnan Tin Company Ltd.	China